KIRKLAND LAKE GOLD REPORTS FAVOURABLE RECOMMENDATION FROM ISS FOR MERGER
OF EQUALS WITH AGNICO EAGLE MINES LIMITED

  Leading, Independent Proxy Advisory Firm ISS recommends Kirkland Lake Gold shareholders vote in favour of proposed merger of equals with Agnico Eagle Mines Limited
  ISS states there is "sound strategic rationale for a combination with AEM and the all-stock consideration provides an opportunity for shareholders to participate in the potential upside represented by a more diversified set of operating assets and exploration portfolio"
  Shareholders are encouraged to vote well in advance of the proxy voting deadline of 11:00 am (EST) on November 24, 2021. Questions? Need help voting? Contact Kingsdale Advisors at 1.877.659.1824

Toronto, Ontario -- November 10, 2021 - Kirkland Lake Gold Ltd. ("Kirkland Lake Gold", the "Company" or "KL") (TSX:KL) (NYSE:KL) (ASX:KLA) today announced that a leading independent proxy advisor, Institutional Shareholder Services Inc. ("ISS"), has recommended that the Company's shareholders vote FOR the merger of equals (the "Merger") with Agnico Eagle Mines Limited ("Agnico Eagle") (TSX: AEM) (NYSE: AEM) by way of a plan of arrangement (the "Arrangement").

On September 28, 2021, Kirkland Lake Gold and Agnico Eagle entered into a merger agreement pursuant to which Agnico Eagle will acquire all of the issued and outstanding common shares of Kirkland Lake Gold on the basis of 0.7935 of an Agnico Eagle common share for each Kirkland Lake Gold common share held. Upon completion of the Arrangement, existing Kirkland Lake Gold and Agnico Eagle shareholders are expected to own approximately 46% and 54% of the outstanding shares of the pro forma company, respectively.

Following its assessment of the Arrangement, ISS stated, among other things, that:

"There appears to be sound strategic rationale for a combination with AEM and the all-stock consideration provides an opportunity for shareholders to participate in the potential upside represented by a more diversified set of operating assets and exploration portfolio... In addition, the combined company will continue to benefit from the leadership of KL's CEO who has delivered a healthy TSR since assuming the position in 2016."

Tony Makuch, President and Chief Executive Officer of Kirkland Lake Gold, commented: "We are pleased that ISS, a leading proxy advisor, has endorsed this deal and encouraged all shareholders to vote FOR the Arrangement with Agnico Eagle. The Merger represents a truly unique opportunity to create a new leader in the gold mining industry, with the lowest unit costs, best risk profile, substantial financial strength, an extensive project pipeline to drive future growth and leadership in key areas of ESG. The combined company, to continue under the Agnico Eagle name, will have a dominant position in one of the world's great gold regions, the Abitibi region of northern Ontario and northwestern Quebec, which will provide significant value creation opportunities.  The new Agnico Eagle will be a company deserving of a premium valuation, given its many competitive advantages, and will be ideally positioned to generate superior long-term returns for shareholders going forward. The endorsement of ISS is a positive step forward and we encourage all shareholders to vote their shares well in advance of the deadline at 11:00 am (EST) on November 24, 2021."

KIRKLAND LAKE GOLD MEETING

Kirkland Lake Gold's special meeting (the "Meeting") of shareholders in connection with the Arrangement will be held online at 11:00 a.m. (Toronto time) on November 26, 2021 in a virtual-only format, which will be conducted via live webcast available online using the TSX Trust virtual shareholder meeting platform at https://virtual-meetings.tsxtrust.com/1231, password "kirkland2021" (case sensitive). Kirkland Lake Gold shareholders of record as of the close of business on October 13, 2021 will be eligible to vote at the Meeting.

THE DEADLINE TO VOTE YOUR SHARES IS 11:00 A.M. (TORONTO TIME) ON NOVEMBER 24, 2021

Shareholders who have questions or require assistance voting their shares, should contact Kingsdale Advisors, the Company's strategic shareholder advisor and proxy solicitation agent, by telephone at 1.877.659.1824 toll-free in North America (+1.416.867.2272 for collect calls outside of North America) or by e-mail at contactus@kingsdaleadvisors.com, or your professional advisor.

The Company's joint management information circular outlines the benefits for Kirkland Lake Gold shareholders and the risks related thereto and provides details about the Arrangement, including details on how shareholders can vote their Kirkland Lake Gold shares.

For a more detailed description of the Arrangement, readers should review the Company's joint management information circular and visit www.kl.gold/Agnico-Eagle--Kirkland-Lake-Gold-Merger.

ABOUT KIRKLAND LAKE GOLD LTD.

Kirkland Lake Gold Ltd. is a low-cost senior gold producer operating in Canada and Australia that is targeting 1,300,000 - 1,400,000 ounces of production in 2021. The production profile of Kirkland Lake Gold is anchored by three high-quality operations, including the Macassa Mine and Detour Lake Mine, both located in Northern Ontario, and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold's solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position, extensive management expertise and an overriding commitment to safe, responsible mining.

FOR FURTHER INFORMATION PLEASE CONTACT

Kirkland Lake Gold Ltd.

Anthony Makuch, President, Chief Executive Officer & Director
Phone: +1 416-840-7884
E-mail: tmakuch@kl.gold

Mark Utting, Senior Vice-President, Investor Relations
Phone: +1 416-840-7884
E-mail: mutting@kl.gold

Cautionary Note Regarding Forward-Looking Information

This press release contains statements which constitute "forward-looking information" within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of Kirkland Lake Gold with respect to future business activities and operating performance. Forward-looking information is often identified by the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" or similar expressions and include information regarding: (i) expectations regarding timing of the Meeting, (ii)  expectations regarding whether the proposed Arrangement will be consummated, (iii) expectations regarding the potential benefits and synergies of the Arrangement, (iv) expectations regarding Kirkland Lake Gold's financial strength and capital markets profile following completion of the Arrangement, (v) expectations regarding future exploration, development and growth potential for Kirkland Lake Gold's and Agnico Eagle's operations, and (vi) expectations for other economic, business, and/or competitive factors.

Investors are cautioned that forward-looking information is not based on historical facts but instead reflect Kirkland Lake Gold's management's expectations, estimates or projections concerning future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although Kirkland Lake Gold believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: the ability to consummate the Arrangement; the ability to obtain requisite court, regulatory and shareholder approvals and the satisfaction of other conditions to the consummation of the Arrangement on the proposed terms and schedule; the ability of Kirkland Lake Gold and Agnico Eagle to successfully integrate their respective operations and employees and realize synergies and cost savings at the times, and to the extent, anticipated; the potential impact of the Arrangement on exploration activities; the potential impact of the announcement or consummation of the Arrangement on relationships, including with regulatory bodies, employees, suppliers, customers and competitors; the re-rating potential following the consummation of the Arrangement; changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws; compliance with extensive government regulation; and the diversion of management time on the Arrangement. This forward-looking information may be affected by risks and uncertainties in the business of Kirkland Lake Gold and market conditions. This information is qualified in its entirety by cautionary statements and risk factor disclosure contained in filings made by Kirkland Lake Gold with the Canadian securities regulators, including Kirkland Lake Gold's annual information form, financial statements and related MD&A for the financial year ended December 31, 2020, its interim financial reports and related MD&A for the period ended September 30, 2021 and its management information circular dated October 29, 2021 filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although Kirkland Lake Gold has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. Kirkland Lake Gold does not intend, and does not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.